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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   88032R 107
                      (CUSIP Number of Class of Securities)

                         -------------------------------

                                  e-MedSoft.com
                           TLC Acquisition Corporation
                              200 Brickstone Square
                                    Suite 403
                          Andover, Massachusetts 01810
                                 (978) 323-2500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                Gordon Bava, Esq.
                         Manatt, Phelps & Phillips, LLP
                            11355 West Olympic Blvd.
                           Los Angeles, CA 90064-1614
                                 (310) 312-4000

                                November 27, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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CUSIP NO. 88032R 107                                                Page 2 of 8

(1) NAMES OF REPORTING PERSONS

                  I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) e-MedSoft.com
                  84-1037630

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                        (a) [ ]
                                                        (b) [X]

(3) SEC USE ONLY


(4) SOURCE OF FUNDS

          WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                            [ ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada

NUMBER OF SHARES                     :     (7)    SOLE VOTING POWER
                                                        0
BENEFICIALLY OWNED

BY EACH REPORTING                    :     (8)    SHARED VOTING POWER
                                                        10,325,263
PERSON WITH
                                     :     (9)    SOLE DISPOSITIVE POWER
                                                        0

                                     :     (10)   SHARED DISPOSITIVE POWER
                                                        10,325,263

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,325,263

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                                [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          87.3%

(14) TYPE OF REPORTING PERSON

          CO


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CUSIP NO. 88032R 107                                                Page 3 of 8

(1) NAMES OF REPORTING PERSONS

                  I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) TLC Acquisition Corporation applied for

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                        (a) [ ]
                                                        (b) [X]

(3) SEC USE ONLY


(4) SOURCE OF FUNDS

          WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                            [ ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES                     :     (7)    SOLE VOTING POWER
                                                        0
BENEFICIALLY OWNED

BY EACH REPORTING                    :     (8)    SHARED VOTING POWER
                                                        10,325,263
PERSON WITH
                                     :     (9)    SOLE DISPOSITIVE POWER
                                                        0

                                     :     (10)   SHARED DISPOSITIVE POWER
                                                        10,325,263

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,325,263

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                                [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          87.3%

(14) TYPE OF REPORTING PERSON

          CO


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         This Amendment No. 1, filed on November 28, 2001 amends and supplements the Statement on Schedule 13D ("Schedule 13D"), filed on November 9, 2001, by
TLC Acquisition Corp., a Delaware corporation ("Purchaser") and e-MedSoft.com, a Nevada corporation ("Parent") (together with Purchaser, the "Purchaser Entities"), in connection with Purchaser's offer to purchase all outstanding shares of common stock (the "Shares") of Tender Loving Care Health Care
Services, Inc., a Delaware corporation, for $1.00 per Share, and certain agreements entered into in connection therewith.


ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented with the addition of the following:

         The Offer's initial offering period expired at 12:00 Midnight, New York City time, on Tuesday, November 27, 2001. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by, the Bank of New York, the Depositary for the Offer, that approximately 10,325,263 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, including 95,900 Shares tendered by notice of guaranteed delivery. This represents approximately 87.3 % of the issued and outstanding Shares of the Company. Purchaser and Parent thus may be deemed to beneficially own such Shares.

         On Wednesday, November 28, 2001, Parent issued a press release announcing the expiration and close of the tender offer. The full text of the press release issued by Parent is attached as Exhibit (a)(2)(d) to the Amendment No. 2 to Schedule TO filed on November 28, 2001 and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a) and (b) are hereby is amended and restated as follows:

         (a) and (b) Pursuant to the Proxy contained in the Stockholders Agreement described in Item 4, Purchaser and Parent possess shared power to direct certain votes of 4,195,845 Shares held by the Significant Holders (provided the Offer is consummated), and Purchaser and Parent thus may be deemed to beneficially own such Shares, which constitute approximately 31% of the issued and outstanding Shares as of October 18, 2001.

         The Offer's initial offering period expired at 12:00 Midnight, New York City time, on Tuesday, November 27, 2001. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by, the Bank of New York, the Depositary for the Offer, that approximately 10,325,263 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, including 95,900 Shares tendered by notice of guaranteed delivery. This represents approximately 87.3 % of the issued and outstanding Shares of the Company. Purchaser and Parent thus may be deemed to beneficially own such Shares.

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         On Wednesday, November 28, 2001, Parent issued a press release announcing the expiration and close of the tender offer. The full text of the press release issued by Parent is attached as Exhibit (a)(2)(d) to the Amendment No. 2 to Schedule TO filed on November 28, 2001 and incorporated herein by reference.

         Item 5(c) is hereby amended and restated as follows:

         (c) The Offer's initial offering period expired at 12:00 Midnight, New York City time, on Tuesday, November 27, 2001. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by, the Bank of New York, the Depositary for the Offer, that approximately 10,325,263 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, including 95,900 Shares tendered by notice of guaranteed delivery. This represents approximately 87.3 % of the issued and outstanding Shares of the Company. Purchaser and Parent thus may be deemed to beneficially own such Shares.

         On Wednesday, November 28, 2001, Parent issued a press release announcing the expiration and close of the tender offer. The full text of the press release issued by Parent is attached as Exhibit (a)(2)(d) to the Amendment No. 2 to Schedule TO filed on November 28, 2001 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The Agreement between Purchaser and Parent to file reports on Schedule 13D, and any amendments thereto, jointly, which includes a power-of-attorney for Purchaser and Parent. Was filed as Exhibit 4 to the Schedule 13D and is hereby incorporated by reference.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                                          e-MedSoft.com


                                          By:    /s/ FRANK P. MAGLIOCHETTI, JR.
                                                 ------------------------------
                                          Name:  Frank P. Magliochetti, Jr.
                                          Title: President and CEO


                                          TLC Acquisition Corporation


                                           By:  /s/ FRANK P. MAGLIOCHETTI, JR.
                                                -------------------------------
                                           Name:  Frank P. Magliochetti, Jr.
                                           Title: President and CEO


Dated:   November 28, 2001

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